UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4 to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities and Exchange Act of 1934

Calprop Corporation
(Name of Subject Company)

NewCal Corporation (Offeror)
Victor Zaccaglin (Other Person)
John Curci, Sr. (Other Person)
(Names of Persons Filing Statement)

Common stock, no par value
(Title of Class of Securities)

131352106
(CUSIP Number of Class of Securities)

Victor Zaccaglin
13160 Mindanao Way, Suite 1808
Marina Del Rey, California 90292
(310) 306-4314

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of the Persons Filing Statement)

WITH COPIES TO:

James R. Walther, Esq.
Mayer, Brown, Rowe & Maw LLP
350 South Grand Avenue, 25th Floor
Los Angeles, California 90071
(213) 229-9500

     ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     ☒ third-party tender offer subject to Rule 14d-1.

     ☐ issuer tender offer subject to Rule 13e-4.

     ☒ going-private transaction subject to Rule 13e-3.

     ☒ amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee **
$1,067,655.55	$125.66

*	Estimated for the purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all outstanding common shares, no par value (the “Shares”) of Calprop Corporation (the “Company”) (other than the 8,094,658 Shares owned by Mr. Zaccaglin and affiliates, to be tendered to the Purchaser pursuant to the terms of the tender offer) at a purchase price of $0.65 per Share, net to the seller in cash. As of March 21, 2005, there were 1,642,547 such Shares.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $117.70 for each $1,000,000 of the value of the transaction.

☒	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $125.66	Filing Parties: NewCal Corporation, Victor Zaccaglin, John Curci, Sr.

Form of Registration No.: Schedule TO	Date Filed: March 25, 2005

CUSIP NO. 131352106	13D

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS NewCal Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER

	8	SHARED VOTING POWER 9,484,414

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,484,414 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 97.4%

14	TYPE OF REPORTING PERSON CO

CUSIP NO. 131352106	13D

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Victor Zaccaglin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER

	8	SHARED VOTING POWER 9,484,414

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,484,414 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 97.4%

14	TYPE OF REPORTING PERSON IN

CUSIP NO. 131352106	13D

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS John Curci, Sr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER

	8	SHARED VOTING POWER 9,484,414

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,484,414 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 97.4%

14	TYPE OF REPORTING PERSON IN

     This Amendment No.4 to the Tender Offer Statement on Schedule TO (this “Amendment No.4”), constitutes the final amendment to the Tender Offer Statement on Schedule TO originally filed on March 25, 2005 (as amended, the “Schedule TO”), relating to the tender offer by NewCal Corporation, a California corporation (the “Purchaser”), to purchase any and all of the outstanding shares of Common Stock, no par value (the “Shares”), of Calprop Corporation, a California corporation (“Calprop”) not held by the Purchaser or certain related persons, at a purchase price of $0.65 per Share, upon the terms and subject to the conditions set forth in the Purchaser’s Offer To Purchase, dated March 25, 2005 (as amended, the “Offer To Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

     This Amendment No.4 also constitutes an amendment to the Schedule 13E-3 (as amended, the “Schedule 13E-3”) filed by and on behalf of Purchaser, Victor Zaccaglin and John Curci, Sr. that was combined with the Schedule TO in accordance with instruction I to Schedule 13E-3 and Instruction J to Schedule TO, and to the Schedule 13D of the Purchaser, Victor Zaccaglin and John Curci, Sr. originally filed on December 14, 2004, which is incorporated herein by reference.

     The information set forth in the Offer is incorporated herein by reference with respect to Items 1 through 12 of the Schedule TO, except those Items as to which information is specifically provided herein, in which case the information contained in the Offer is incorporated by reference in partial answer to those Items.

Item 1. Summary Term Sheet.

Item 8. Interest in Securities of the Subject Company

     Items 1 and 8 are hereby amended and supplemented to add the following:

     The Tender Offer expired at 12:00 midnight, New York City time, on Thursday, May 26, 2005. Based on a preliminary count, Purchaser accepted a total of 1,389,756 Shares, representing 84.6% of the Calprop common shares not owned by Purchaser, Victor Zaccaglin or John Curci, Sr. or members of their respective families, or directors or officers of Calprop. As a result, Purchaser is the beneficial owner of 9,484,414 Shares, representing 97.4% of the outstanding Calprop common shares.

Item 12. Exhibits

     Item 12 of the Schedule TO is hereby amended by replacing Exhibit (a)(8) with the following:

          (a)(8)   Press Release issued by Calprop Corporation, dated May 27, 2005.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED: May 27, 2005

NewCal Corporation
By:	/s/ Victor Zaccaglin
Victor Zaccaglin
President

/s/ Victor Zaccaglin
Victor Zaccaglin

/s/ John Curci, Sr.*
John Curci, Sr.

*By Victor Zaccaglin, Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)	Supplement to Offer To Purchase, dated May 20, 2005*

(a)(2)	Shareholders Agreement, dated February 5, 2005.*

(a)(3)	Amended and restated Letter of Transmittal.*

(a)(4)	Amended and restated Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)	Amended and restated Notice of Guaranteed Delivery.*

(a)(6)	Guidelines of the Internal Revenue Service for Certification of Taxpayer.*

(a)(7)	Letter to Stockholders of Calprop Corporation, dated May 20, 2005.*

(a)(8)	Press Release of Calprop Corporation, dated May 27, 2005.

(a)(9)	Agreement of Joint Filing and Power of Attorney, dated January 15, 2005.*

(c)(1)	Opinion of Duff & Phelps LLC as to fairness of transaction, dated February 23, 2005.*

(c)(2)	Fairness Opinion Presentation to the Special Committee of the Board of Directors of Calprop Corporation by Duff & Phelps LLC, dated February 23, 2005.*

(f)	Sections 1300 through 1313 of the General Corporation Law of the State of California.*

*	Previously filed.